Room 4561
						December 20, 2005

John Birbeck
President and Chief Executive Officer
CTI Group (Holdings), Inc.
333 North Alabama Street, Suite 240
Indianapolis, IN 46204

Re:	CTI Group (Holdings), Inc.
	Form 10-KSB for Fiscal Year Ended December 31, 2004
	Form 10-QSBs for Fiscal Quarters Ended
      March 31, 2005, June 30, 2005 and September 30, 2005
	File No. 0-10560

Dear Mr. Birbeck:

      We have reviewed your response letter dated October 21, 2005 and have following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Consolidated Statements of Operations, page 31

1. We note your response to our prior comment no. 1. While we understand that you do not currently present a gross margin calculation, we believe the gross margin can be easily calculated from the face of the consolidated statement of operations and under the FASB Staff Implementation Guide, Question 17 of the Statement 86,
the amortization related to capitalized software should be included in cost of sales or separately quantified to allow a reader to make such determination. Tell us the amount of amortization expense from capitalized software for the periods presented.

Note 1 - Description of Business and Summary of Significant
Accounting Policies, Basic & Diluted Income/(Loss) per Common
Shares,
page 37

2. We have reviewed your response to prior comment no. 3; however, we continue to believe that paragraph 61(d) of SFAS 128 requires that you present basic and diluted earnings per share for each class of common stock.

3. You indicate in your response to prior comment no 4 that due to the speculative nature of patents that are included in the value of
Tacking LLC, you are unable to reasonably estimate the value of Tracking LLC and calculate the conversion of 2,833,334 shares of Class B common stock into Class A common stock. You also indicate that this conversion "will result in a material dilution to holders of Class A common stock." We do not believe it is appropriate to exclude the dilutive impact of Class B shares in the calculation of fully diluted Class A net income (loss) per shares. While there are a number of uncertainties in the estimation process for Tracking LLC, it appears such estimation is required to present earnings per share in accordance with SFAS 128. While we understand that there is significant subjectivity, judgment and uncertainty involved in estimating the value of Tracking LLC, that information should be presented and disclosed in your critical accounting policies and estimates in MD&A. In this regard, you should disclose the methodology and assumptions underlying your estimates, the effect the accounting estimates have on your financial presentation and the effect of changes in those estimates.

Form 10-QSB for Fiscal Quarter Ended September 30, 2005

Item 3. Controls and Procedures, page 23
4. We note your response to our prior comment no. 6. Please revise your future filings to clarify that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed on the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officers and chief financial officer, to allow timely decisions regarding required disclosures. See Exchange Act Rule 13a-15(e).

	As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

      You may contact Kari Jin, Staff Accountant, at (202) 551-
3481,
Lisa Mitrovich, Assistant Chief Accountant at (202) 551-3453 or me at
(202) 551-3730 if you have questions regarding these comments.


Sincerely,


      Kathleen Collins
      Accounting Branch Chief
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Mr. John Birbeck
CTI Group (Holdings), Inc.
December 20, 2005
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